EXHIBIT (a)(5)(F)

DAKOTA GROWERS PASTA COMPANY, INC.

Contact:

Tim Dodd

President and CEO

701-652-2855

FOR IMMEDIATE RELEASE

Dakota Growers Pasta Company Extends Tender Offer Deadline to April 27, 2007

CARRINGTON, N.D., April 20, 2007 (PR Newswire) — Dakota Growers Pasta Company, Inc. today announced that, due to the variability of mail service from various North Dakota communities, it has extended the tender offer deadline for its tender offer of up to 3,920,000 shares of its common stock at a purchase price of $10.00 per share.  Tenders of shares by Dakota Growers’ common stockholders must now be received by 5:00 p.m., Minneapolis time, on Friday, April 27, 2007 by the Depositary, Wells Fargo Bank, N.A.  (The deadline for the receipt of tenders was originally 9:00 a.m. on Tuesday, April 24, 2007.)

Mr. Tim Dodd, President and Chief Executive Officer of Dakota Growers Pasta Company said “Members of the Board of Directors and management have become aware that the U.S. mail service can take several days, in some cases, to deliver mail to the Depositary in St. Paul, Minnesota.  Because of this, the Company believes it is appropriate to provide a few additional days to allow our stockholders to return the necessary paperwork.”

Shareholders are strongly encouraged to carefully read the definitive tender offer documents distributed to shareholders, including the Offer to Purchase, the Letter of Transmittal and other related documents, as they contain important information about the offer.

As of 5:00 p.m., April 19, 2007, approximately 3,158,000 shares of Dakota Growers’ common stock had been tendered as part of the tender offer commenced on March 26, 2007.

The definitive tender offer documents, including Schedule TO and related exhibits, along with all other documents that the Company is required to file with the Securities and Exchange Commission, are available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling Edward O. Irion, the Company’s Chief Financial Officer, at (701) 652-2855. In addition, such definitive documents have been delivered without charge to all shareholders of the Company.

Dakota Growers Pasta Company, Inc., headquartered in Carrington, North Dakota, is the third largest manufacturer and marketer of dry pasta products in North America and the manufacturer and distributor of DreamfieldsTM Healthy Carb Living Pasta.  DreamfieldsTM pasta is an excellent source of fiber, has five grams of digestible carbohydrates and a 65% lower glycemic index as compared to regular pasta.

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The information contained in this press release contains forward-looking statements.  These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions.  Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements, and these factors are enumerated in the Company’s periodic filings with the Securities and Exchange Commission.